SECURITIES AND EXCHANGE COMMISSION

P.E. 12/31/01

Washington, D.C. 20549

FORM 6-K

02013878

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

December 2001

Commonwealth Bank of Australia
ACN 123 123 124
(Registrant's Name)

Level 2
48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COMMONWEALTH BANK OF AUSTRALIA

By : ____________________

Name : HENRY JOHN BROEKHUIJSE
Title : ASSISTANT SECRETARY
Date : 21 December 2001

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ANNEXURE TO FORM 6-K
DATED : 21 December 2001

I enclose a copy of the following document:

- Commonwealth Bank – Organisational Restructure

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COMMONWEALTH BANK ANNOUNCES ORGANISATIONAL RESTRUCTURE

Sydney 20 December 2001: The Managing Director of the Commonwealth Bank, Mr David Murray, today announced changes to the Commonwealth Bank's organisational structure to create vertically integrated businesses. The new structure aligns product development and service delivery to customer segments. He also announced changed responsibilities for the leadership team.

Four new business divisions are to be created, each focussing on a particular customer base:

- Retail Banking Services will meet the financial needs of personal and small business customers seeking accessible and affordable banking. It incorporates the former Customer Service Division and parts of the former Australian Financial Services.
- Premium Financial Services which will bring together the Bank's existing proprietary wealth management businesses to provide customised products and services for clients with more complex financial needs.
- Investment and Insurance Services will bring together the Group's funds management, master funds, superannuation and insurance businesses. This will include Colonial First State, Commonwealth Investment Management and Colonial Insurance, Commonwealth Insurance and third party support services for brokers, agents and financial advisers under existing brands.
- Institutional and Business Services will cater for the financial needs of institutions, corporates and middle market business customers. Risk and capital management services, as well as more traditional business services, will be offered to customers using a relationship management approach, as well as through business centres.

Mr Murray said, "The new structure reflects both the changed business mix of the enlarged Commonwealth Bank and its strategic positioning. The structure not only creates an improved focus on wealth management, it will enable the Bank to better meet the needs of all customers from those seeking a simple transaction banking service to those with more complex wealth management needs, through to business and large institutional customers."

The grouping together of manufacturing activities and services relevant to particular customer segments affords greater clarity and focus and removes service and distribution resource overlaps. The vertical integration of business units will ensure that decisions are made with speed and responsiveness.

The new structure, which will be operational by end February 2002, provides enhanced development opportunities for the Bank's senior executive team. The new business units will be headed by:

- Retail Banking Services: John Mulcahy (formerly Head of Australian Financial Services)
- Premium Financial Services: Michael Katz (formerly Head of Institutional Bank)
- Investment and Insurance Services: Peter Polson (formerly Head of Colonial First State Investments Group)
- Institutional and Business Services: Michael Ullmer (formerly Group General Manager Financial and Risk Management

In relation to Michael Ullmer's replacement as Head of Finance and Risk Management, Mr Murray said that he was in discussions with a senior executive from outside the Bank and expected to make an announcement mid-January.

The organisational structure and leadership of the Bank's other business divisions remain unchanged. These comprise:

- International Financial Services: Garry Mackrell
- Technology, Operations and Procurement: Russell Scrimshaw
- Group Human Resources, Les Cupper
- Office of the CEO: Adrian Cosenza

ATTACHMENTS

1. Chart showing the services and delivery channels to be offered to customers under each of the new business units
2. Brief background on the executives leading those businesses.

ENDS

For additional information, please contact:

Bryan Fitzgerald
Group Corporate Relations
Commonwealth Bank of Australia
Telephone (02) 9378 2663

ATTACHMENT 1

	Retail Banking Services	Premium Financial Services	Investment & Insurance Services	Institutional & Business Services	International Financial Services
Customer Group	Personal banking customers, Small business banking customers	Personal financial services clients	Agents, Brokers, Financial Advisers	Institutional, Corporate, Commercial business customers	Corporate Business, Retail
Product	Home Loans, Personal Lending, Credit Cards, Banking Deposits, Transaction A/c	Wealth Management, Packaged Products, Share broking	Superannuation, Funds Management, Insurance, Master Funds Property Mgt/Services	Corporate Finance, Financial Markets, Business Services, Custody	New Zealand Banking and Insurance Asia Insurance
How	Branch, Ezy-Banking, ATM, EFTPOS, Phone, On-line, Mortgage brokers	Relationship managers, Premium investment centres, On-line	Agents, brokers, Financial Advisers, Premium investment centres Dealerships	Relationship managers, Business centres	
Brand	Commonwealth	Commonwealth ComSec	Commonwealth Colonial First State Colonial TGM	Commonwealth	ASB Bank CMG Asia
Services	Group Technology, Back Office Operations, Procurement, Shared Services				
Support	Finance, Risk Management, Human Resources, Strategy, Legal, Secretariat				

ATTACHMENT 2

Retail Banking Services: John Mulcahy. During John's 6 years with the Bank, he has had responsibility for managing some of the Bank's largest projects. As Head of Technology, Operations and Property, he was responsible for the development and execution of one of the largest IT outsourcing arrangements for financial services in the world. More recently, as Head of Australian Financial Services, he has managed the design, development and marketing of a complex suite of retail banking services for the Bank's personal and business customer segments. Before joining the Bank, John was CEO of Lend Lease Property Investment Services. John's strong experience in managing large and complex businesses, his understanding of customer requirements and his knowledge of the regulatory environment means that, as Head of Retail Banking Services, he will ensure that the Bank can continue to provide affordable banking services for all Australians.

Premium Financial Services: Michael Katz. Michael has a comprehensive understanding of the design, development and implementation of complex financial services in institutional markets and financial markets, both here and overseas, including a number of years working in Switzerland. He joined the Bank in 1993 as Head of Institutional Banking where he has had responsibility for relationships with larger corporate and institutional customers and Treasury and capital markets activities. His skills in identifying and growing market opportunities to meet emerging customer needs is evident in the success of Comsec, Australia's largest retail broker. His skills as a business builder will ensure that the growth opportunities of this key new wealth management unit are fully exploited.

Investment and Insurance Services: Peter Polson. In his extensive career with Standard Bank Group in South Africa, Peter gained experience in banking, life insurance and funds management. He has been Managing Director of Colonial First State Investments since 1994, during which time it has consistently ranked as one of the top performing management groups in Australia. Peter's skills and experience will ensure that the synergies and business opportunities that flow from grouping together the investment, insurance and funds management businesses are secured.

Institutional and Business Services: Michael Ullmer. Prior to joining the Bank as Group General Manager, Financial and Risk Management in 1997, Michael ran highly successful financial services practices in both KPMG and Coopers and Lybrand. For each firm, he was Chairman of the latter's Australasian Financial Services and Asian Banking Groups. Since joining the Bank, Michael has led significant developments of the Bank's financial risk and capital management. He has also had a significant role in strategy development and liked the acquisition of Colonial. His comprehensive knowledge of all aspects of financial management, close engagement with the Bank's business units and 25 years' experience in building relationships with business clients has provided him with the background, approach and skills to meet the financial needs of Australian business.